December 21, 2017

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
File No. 0-22513

Dear Mr. Thompson:

On behalf of Amazon.com, Inc., this responds to your letter of November 24, 2017, regarding our Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 10-K”). Each of your comments is set forth below, followed by our response. We appreciate the opportunity to discuss those comments with the Staff on December 1, 2017, and have also reflected those discussions in our responses below.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Sales, page 23

1.
We note your response to comment 1 and your statement that “growth in overall unit sales has been the primary driver of net sales across the many and expanding product categories and services sold through [y]our website, and [you] have not identified individual drivers within Media or EGM.” Given the many product categories and services sold through your website and the continued increase in net sales, which you attribute primarily to increased unit sales, please disclose whether you have identified individual drivers or trends in any product category with a view to enhancing an understanding of where you are experiencing increases in sales. If increased unit sales are not attributable to any particular product category and are instead reflective of largely uniform increases in unit sales across all of your product categories, please state as much.

Response

We focus on providing a wide selection of products and services to our customers, offering hundreds of millions of unique products that are sold by us or by third parties across dozens of diverse product categories such as books, consumer electronics, apparel, automotive, and pet supplies. If we identify individual drivers or trends that would be material to an understanding of net product sales, we have in the

December 21, 2017

past and will in the future disclose those matters in our MD&A. In addition, if revenue contributed by any class of similar products or services accounted for 10% or more of net sales, we would disclose the information required under Item 101(c) of Regulation S-K.

Unlike some retailers, we do not describe our business to investors in terms of particular product offerings. Given the breadth of our product offerings and our ongoing efforts to increase unit sales across our businesses, including through increased product lines and product selection, and the fact that no product category accounts for more than 10% of net sales, we do not believe that more detailed information on sales by product categories is required or would provide meaningful information to investors. In this regard, our view is consistent with the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations as set forth in Release No. 33-8350, which states that “As the complexity of business structures and financial transactions increase, and as the activities undertaken by companies become more diverse, it is increasingly important for companies to focus their MD&A on material information.”

We recognize that some brick-and-mortar retailers report sales by broad aggregation of product categories. However, brick-and-mortar retailers also report other financial and performance data that is not relevant to our business model, such as number of stores or square feet of retail space, or same-store sales. Unlike a brick-and-mortar retailer, our decision to stock and market a particular product or category of products does not preclude us from giving equal “shelf space” to other products and categories of products; if consumer demand shifts, we are able to adjust our offerings rapidly to maximize our unit sales without making the management decision to devote less selling space to other products. We also do not believe that any brick-and-mortar retailer matches the sheer volume and diversity of products and product categories that we offer. Finally, information on our product sales would not present a complete or accurate picture of what products are drawing customers to our websites or generating cash for our operations, as it would not reflect sales through our websites of identical or similar products by third-party sellers, the revenue of which is reflected as service sales and not product sales. Accordingly, we are mindful of the statement in Release No. 33-8350 that companies should focus on the challenge of identifying information that is required to be disclosed or that promotes understanding, “while avoiding unnecessary information overload for readers by not disclosing a greater body of information, just because it is available, where disclosure is not required and does not promote understanding.”

Consistent with our past discussions with the Staff around our disclosures, we confirm that in preparing annual and quarterly disclosures in our MD&A, we assess whether there are any individual drivers or trends in any product category that would be material to an understanding of our net sales growth. In this regard, we note that unit sales growth rates may vary across different products, and yet those differences may not be material to our net sales growth as a result of factors such as the number of units sold in the past and the relative sales price per unit. To date, no individual product category has represented more than 10% of net sales. However, we will continue to evaluate whether additional disclosure is appropriate if a product category begins to approach a significant level of net sales or reflect a trend that is material to an understanding of our net sales growth.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Accounting Policies

Technology and Content, page 43

2.
We reviewed your response to comment 3. As previously requested, please disclose the total amount of research and development costs charged to expense for each year presented in the consolidated statements of operations as required by ASC 730-10-50-1. In making your determination of what constitutes research and development, please consider the activities typically considered research and development as set forth in ASC 730-10-55-1. In addition, please describe to us in detail the nature of the expenditures that you

December 21, 2017

determined meet the definition of research and development costs and walk us through your reasoning process in your determination of research and development costs to the extent such activities are not encompassed by the examples provided in ASC 730-10-55-1. Please provide a similar narrative to us regarding your determination of research and development activities charged to the AWS segment.

Response

We continuously seek to invent on behalf of our customers and to improve their experience through improvements to our websites, enhancements to existing products and services, and development of new product and service offerings (including through Amazon Web Services). We believe that focusing on our customers is essential to our ability to sustain long-term growth in free cash flow. Our leadership principles are instilled in all employees with the expectation that the principles are used as part of a decision-making process, and all employees are expected to “invent and simplify” for our customers. Because of our relentless focus on innovation and customer obsession, we do not manage our business by separating activities of the type that under ASC 730-10-55-1 are “typically … considered ” research and development from our other activities that are directed at ongoing innovation and enhancements to our innovations. Instead, we manage the total investment in our employees and infrastructure across all our product and service offerings, rather than viewing it as related to a particular product or service; we view and manage these costs collectively as investments being made on behalf of our customers in order to improve the customer experience. We believe this approach to managing our business is different from the concept of planned and focused projects with specific objectives that was contemplated when the accounting standards for research and development were developed under FAS 2. Given the significant breadth of projects and improvements that we have underway, our employees routinely work concurrently on multiple projects, including projects that could be defined as research and development in nature and also more routine, ongoing activities to refine, enrich, or otherwise improve or adapt our existing products and services. Similarly, our activities may focus on developing new products and services, but these activities often result, in whole or in part, in enhancements to existing products and services.

Because of our relentless focus on innovation, we do not believe that separate disclosure of the costs associated with activities of the type set forth in ASC 730-10-55-1 would be material to understanding our business. We are concerned that separate disclosure of such costs would focus our financial statement users on a metric that understates the level of innovation in which we are investing. As stated in FAS 2, the intent of FASB’s guidance on this topic was to provide “useful” financial information about research and development costs. We believe that providing a metric that is narrowly defined by the activities set forth in ASC 730-10-55-1 and not used by management because it is considered to be incomplete would fail to meet the objective of being useful information in the context of our operations.

We present technology costs and content costs as a single line item in our consolidated financial statements, as such costs represent investments to develop new products, enhance existing products, and improve our website that are often the types of costs described in ASC 730-10-55-2. Similarly, our infrastructure costs support our ongoing investment activities. Collectively, these costs span the scope of the research and development guidance and the internal use software guidance, both of which require these categories of costs to be expensed as incurred. We believe that our classification is appropriate in this context given the overlapping nature of our costs. Similarly, we believe disclosure of our technology and content costs satisfies the objective of providing useful financial information about research and development costs because our technology and content costs collectively best reflect the investments we are making to innovate on behalf of customers and to sustain long-term growth in free cash flows. We believe the revised disclosures proposed in our October 26, 2017 response to the Staff letter of September 27, 2017 further clarify the nature of these costs and their relation to our research and development activities.

December 21, 2017

If you have any questions or further comments, please contact me by email at shelleyr@amazon.com or by phone at (206) 266-5598.

Very truly yours,

/s/ Shelley L. Reynolds

Shelley L. Reynolds
Vice President, Worldwide Controller
Amazon.com, Inc.

cc:	Ta Tanisha Meadows, Staff Accountant
Division of Corporation Finance

Danilo Castelli, Staff Attorney
Division of Corporation Finance

Lilyanna Peyser, Special Counsel
Division of Corporation Finance

Audit Committee of the Amazon.com, Inc. Board of Directors

Jeffrey P. Bezos
President and Chief Executive Officer
Amazon.com, Inc.

Brian T. Olsavsky
Senior Vice President and Chief Financial Officer
Amazon.com, Inc.

David A. Zapolsky
Senior Vice President, General Counsel, and Secretary
Amazon.com, Inc.

David Heselton
Partner
Ernst & Young LLP

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP